

September 1, 2011

<u>Via Email</u>
Richard J. Morrison
Assistant General Counsel/Secretary
NSTAR
800 Boylston Street, 17th Floor
Boston, Massachusetts 02199

   Re: NSTAR
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed February 10, 2011
     Amendment No. 1 to Form 10-K/A for the Fiscal Year Ended December 31, 2010
     Filed April 29, 2011
     File No. 001-14768

Dear Mr. Morrison:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Christopher F. Chase for

        Mara L. Ransom
        Legal Branch Chief

cc: John Moreira
   NSTAR
   Via Email